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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AMENDMENT NO. 4
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

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BARINGS BDC, INC.
(Name of Subject Company (Issuer))
BARINGS BDC, INC.
(Names of filing Person (Offeror and Issuer))

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Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
06759L 103
(CUSIP Number of Class of Securities)
Eric Lloyd
 Chief Executive Officer
Barings BDC, Inc.
300 South Tryon Street, Suite 2500
Charlotte, North Carolina 28202
(704) 805-7200
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

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Copy to:
Richard Goldberg
 Gregory Schernecke
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036
(212) 698-3500

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CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$50,000,000	$6,225

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for cash, for an aggregate purchase price of not more than $50,000,000 in value of shares of common stock, par value $0.001 per share, of Barings BDC, Inc.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2018, equals $124.50 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,225 Form or Registration No.: 005-85574 Filing Party: Barings BDC, Inc. Date Filed: August 7, 2018

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Barings BDC, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in Maryland that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 7, 2018 and amended by Amendment No. 1 on August 8, 2018, Amendment No. 2 on August 29, 2018 and Amendment No. 3 on September 7, 2018 (as may be further supplemented or amended from time to time, the “Schedule TO”), which relates to the offer by the Company to purchase for cash, for an aggregate purchase price of not more than $50,000,000, the Company’s shares of common stock, par value $0.001 per share (the “Shares”), at a price specified by the tendering stockholders of not greater than $11.72 or less than $10.20 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.
The Company’s offer was made upon the terms and subject to the conditions described in the Offer to Purchase, dated August 7, 2018 (the “Offer to Purchase”), and the related Letter of Transmittal, copies of which were previously filed with the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”). The Schedule TO is intended to satisfy the reporting requirements of Rule 13e‑4(c)(2) under the Securities Exchange Act of 1934, as amended.
This Amendment No. 4 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 4 by reference.

ITEM 11.   ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On September 11, 2018, the Company announced the final results of the Offer, which expired at 5:00 p.m., New York City time, on September 6, 2018. A copy of the press release is filed as Exhibit (a)(5)(D) to this Amendment No. 4 and is hereby incorporated by reference into the Schedule TO and the Offer to Purchase.

ITEM 12.   EXHIBITS
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:
(a)(5)(D) Press release issued September 11, 2018 (previously filed as Exhibit 99.1 to the Current Report on Form 8-K filed September 11, 2018 and incorporated herein by reference).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 11, 2018

BARINGS BDC, INC.

By:	/s/ Jonathan Bock
Name:	Jonathan Bock
Title:	Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated August 7, 2018.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 7, 2018.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 7, 2018.
(a)(1)(F)*	Notice of Withdrawal of Tender for Individual Investors (other than DTC Participants).
(a)(1)(G)*	Notice of Withdrawal of Tender for Brokers, Dealers, Banks, Trust Companies and other Nominees and DTC Participants.
(a)(1)(H)*	Summary Advertisement, dated August 7, 2018.
(a)(5)(A)*	Press release issued August 7, 2018.
(a)(5)(B)*	Email to Financial Advisors, dated August 7, 2018.
(a)(5)(C)*	Press release issued September 7, 2018.
(a)(5)(D)	Press release issued September 11, 2018 (previously filed as Exhibit 99.1 to the Current Report on Form 8‑K filed September 11, 2018 and incorporated herein by reference).
* Previously filed.